

November 1, 2012

<u>Via E-Mail</u>
Ms. Marla Perdue
Interim Chief Financial Officer
Horne International, Inc.
3975 University Drive, Suite 100
Fairfax, VA 22030

> **Re: Horne International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 25, 2011**
> **Filed March 26, 2012**
> **File No. 0-50373**

Dear Ms. Perdue:

We issued comments on the above captioned filing on August 29, 2012**.** On October 12, 2012**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 if you have any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director